Exhibit 2.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

DATED AS OF JULY 7, 2014

BY AND AMONG

ASURE SOFTWARE, INC., AS PURCHASER

AND

FOTOPUNCH, INC., AS FOTOPUNCH

AND

THOMAS LOVELAND, DAVID LOVELAND, PATRICK BERHBOM AND RIALTO INVESTMENT GROUP, LLC

AS SELLERS

THIS STOCK PURCHASE AGREEMENT (the “Agreement”) is dated July 7, 2014, by and among Asure Software, Inc., a Delaware corporation (“Purchaser”), FotoPunch, Inc., a Delaware corporation (“FotoPunch”), and those shareholders of Seller listed on the signature page hereof (individually a “Seller”, collectively the “Sellers”).

RECITALS:

WHEREAS, FotoPunch owns, develops and provides proprietary web-based biometric software and hardware solutions for workforce time, attendance, data collection, tracking, payroll, scheduling and other applications for use with mobile and other devices including a hardware panel referred to as the FotoPunch AirClock (the “Business”);

WHEREAS, the Sellers own all of the issued and outstanding capital stock of FotoPunch in the amounts set forth opposite their names on Schedule 3.4 attached hereto (the “Shares”);

WHEREAS, Purchaser has previously purchased a copy of FotoPunch’s source code for certain FotoPunch software solutions which Purchaser currently uses in connection with  Purchaser’s AsureForce® and AsureSpace® software and hardware solutions and offerings;

WHEREAS, the Sellers desires to sell and transfer to Purchaser, and Purchaser desires to purchase and acquire from Sellers, all of the Shares of FotoPunch for a total purchase consideration of up to $4,500,000, of which $3,000,000 is subject to an earn-out as provided in this Agreement, upon the terms, conditions and provisions set forth in this Agreement; and

WHEREAS, as a material inducement for and condition to Purchaser entering into this Agreement, Sellers have agreed not to compete with Purchaser and FotoPunch, on the terms and conditions contained herein.

NOW, THEREFORE, in consideration of the covenants and mutual agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in reliance upon the representations and warranties contained herein, the parties agree as follows:

SECTION 1.  - DEFINITIONS

The following capitalized terms as used in this Agreement and any exhibits or schedules hereto, shall have the meanings set forth below:

“Affiliate(s)” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Assets” means all of the assets owned by FotoPunch (whether or not currently in use in the Business), wherever such assets are located including any assets listed on Schedule 3.9(a) and Schedule 3.12(b) annexed hereto, but excluding the Excluded Assets.

“Business” has the meaning in the first recital above.

“Closing” and “Closing Date” have the meanings described in Section 2.7 below.

“Closing Date Cash Payment” has the meaning set forth in Section 2.2 below.

“Closing Holdback Amount” means the amount of the $1,500,000 to be held back by Purchaser on the Closing Date in the aggregate amount listed on Schedule 1 attached hereto and disbursed pursuant to Section 2.3.

“Code” means the Internal Revenue Code of 1986, as amended.

“Earnout Amount” and “Earnout Payments” have the meanings set forth in Section 2.4 below.

“Employee Benefit Plan” shall have the meaning ascribed to it in ERISA.

“Encumbrance(s)” means any charge, claim, community property interest, pledge, usufruct, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Environmental Law” means any environmental, health and safety-related law, regulation, rule, ordinance, or by-law at the federal, foreign, state, or local level, whether existing as of the date hereof, previously enforced or subsequently enacted.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

 “Financial Statements” has the meaning ascribed to it in Section 3.6(a) below.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Hazardous Materials” means and include any hazardous waste, hazardous material, hazardous substance, petroleum product, oil toxic substance or pollutant as defined in or pursuant to the Resource Conservation and Recovery Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act, as amended, the Hazardous Materials Transportation Act or any other foreign, federal, state or local law, regulation, ordinance, rule or by-law, whether existing as of the date hereof, previously enforced or subsequently enacted pertaining to environmental or health and safety matters.

“Intellectual Property”, “Owned Intellectual Property” and “Licensed Intellectual Property” each have the meaning ascribed to them in Section 3.12(a) below.

“Independent Accountants” has the meaning set forth in Section 2.5(b) below.

“Interim Balance” or “Year-End Balance Sheet” means the unaudited balance sheets of FotoPunch pursuant to Section 3.6(a).

Interim Balance Sheet Date has the meaning set forth in Section 3.6(a) below.

“Law” means any federal, state, local, municipal, foreign, international, multinational or other constitution, law, ordinance, principle of common law, code, rule, regulation, statute, or treaty.

“Liabilities” has the meaning set forth in Section 3.6(b).

“Losses” has the meaning set forth in Section 6.2.

“Person” means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity (or any department, agency or political subdivision thereof).

“Personal Information” means (i) all information that could reveal or materially assist in revealing the identity of any natural person, and (ii) all other information regarding natural persons, the collection, use, disclosure or standard for security or maintenance in confidence is subject to statute, regulation or other Law.

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period beginning after the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending on and including the Closing Date.

“Pre-Closing Taxes” means Taxes of FotoPunch for any Pre-Closing Tax Period.

“Purchase Price” shall have the meaning ascribed to it in Section 2.2(a) below.

“Sellers’ Representative” means Thomas Loveland appointed as such pursuant to Section 2.5(d) below.

“Seller-Related Liabilities” means (a) any Liabilities under any Employee Benefit Plan or relating to compensation, bonuses, payroll, vacation, sick leave, workers’ compensation, unemployment benefits, pension benefits, employee stock option or profit-sharing plans, deferred compensation plans, health care plans or benefits, or any other employee plans or benefits of any kind for Seller’s employees or former employees or both (including, without limitation, any Liabilities arising under ERISA, the Code or the Fair Labor Standards Act (FLSA)) for the periods prior to the Closing Date; (b) any Liabilities under any employment, severance, retention, or termination agreement with any employee of FotoPunch or any of its Affiliates for the periods prior to the Closing Date; (c) any Liability arising out of or relating to any employee grievance arising with respect to FotoPunch before the Closing Date or; (d) any Liabilities of FotoPunch to any Seller or any Affiliate of Seller or any Affiliate or family member of any Seller; and (e) any Liability of any Seller to indemnify, reimburse, or advance amounts to any officer, director, employee, or agent of Seller; (f) any Liability to distribute to any Seller or any Person listed on Schedule 1 or otherwise apply all or any part of the consideration received hereunder.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value-added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

SECTION 2.  - PURCHASE AND SALE OF STOCK; TAX TREATMENT

2.1. Purchase and Sale of Stock. Subject to the terms and conditions set forth in this Agreement, at the Closing, Sellers will sell, convey, transfer, assign and deliver to Purchaser, and Purchaser will purchase and acquire from Sellers, free and clear of all Encumbrances of any kind whatsoever, all of the Shares in exchange for the delivery by Purchaser, at the Closing or thereafter as provided by this Agreement, of the Purchase Price described in Section 2.2 (the “Purchase Price”).

2.2. Purchase Price. The purchase price for the Shares (the “Purchase Price”) is up to Four Million Five Hundred Thousand and 00/100 Dollars ($4,500,000.00), payable as follows:  (a) One Million Five Hundred Thousand Dollars ($1,500,000) (minus the Closing Holdback Amount) shall be paid in cash by wire transfer of immediately available funds to the account(s) specified by Sellers in writing (the “Closing Date Cash Payment”); plus (b) up to Three Million Dollars ($3,000,000) (the “Earnout Amount”) in post-closing earnout payments payable solely as set forth in Section 2.4 below.

2.3. Closing Holdback Amount. Purchaser shall set aside from the $1,500,000 to be paid on the Closing Date an amount equal to the Closing Holdback Amount (representing payment of certain obligations of FotoPunch) to be paid as set forth on Schedule 1. Any Closing Holdback Amount that is compensation shall be subject to standard Tax withholdings, and each Seller indemnifies and holds Purchaser harmless from any Tax liability arising in connection with such withholding obligations.

2.4. Post-Closing Earnout Amount Payments.

(a) As used in this Section 2.4 and this Agreement, the following capitalized terms shall have the following meanings:

(i) “Earnout Period” means the four year period commencing on July 1, 2014 and ending June 30, 2018.

(ii) “Earnout Year” means each of Year 1, Year 2 and Year 3-4.

(iii) “FotoPunch Division” means the operations of FotoPunch operating as a division of Purchaser following the Closing.

(b) “Revenues” or “Revenues of the FotoPunch Division” means the gross revenues earned by the FotoPunch Division arising from (A) active customers account of FotoPunch as of the Closing as set forth on Schedule 3.11, (B) new customers of the FotoPunch Division procured by any FotoPunch employee hired as an employee of Purchaser, but only during the Earnout Year in which such hired employee procured such new customers, and (C) any existing or future customer of Purchaser’s AsureForce workforce management suite of products of services to the extent such revenue is incremental revenue to Purchaser over and above revenue Purchaser would have otherwise earned with respect to such customer.

(i)  Revenues and/or gross revenues shall be determined in accordance with GAAP as set forth in a separate profit and loss statement for the FotoPunch Division prepared by Purchaser.

(ii) “Year 1” means the first 12-month period of the Earnout Period; “Year 2” means second 12-month period of the Earnout Period; and “Year 3-4” means the third and fourth 12-month periods of the Earnout Period on an aggregated basis.

(c) Post-Closing Earnout Payments.  A  portion of the Earnout Amount shall be payable following the end of each Earnout Year based on the percentage the actual Revenues of the FotoPunch Division earned during each Earnout Year bears to the target Revenues of the FotoPunch Division for each such Earnout Year, with (i) a minimum achievement of at least 75% target Revenue and a maximum achievement of 100% target Revenues in Year 1 and Year 2; and (ii) a minimum achievement of at least 50% target Revenue and a maximum achievement of 100% target Revenues in Year 3-4, as set forth below:

Earnout Period	Target Revenues ($)	Earnout Amount ($)
Year 1	1,500,000* exclusive of PSSI revenues	750,000
Year 2	5,000,000	1,000,000
Year 3-4	10,000,000	1,250,000

*Target Revenues in Year 1 excludes any revenues from Packer Sanitation Services, Inc. (PPSI)

(d) Earnout Payment Illustrations.  For illustration purposes only, with respect to Year 1, the Earnout Amount payable at the end of Year 1 will be as follows if the actual Revenues of the FotoPunch Division for such year are as follows:

Year 1 Revenues ($)	% of Target Revenue of 1.5m	Earnout Amount Payment ($)

900,000	60%	0
1,125,000	75%	562,500
1,350,000	90%	675,000
1,500,000	100%	750,000
1,650,000	110%	750,000

For illustration purposes only, with respect to Year 3-4, the Earnout Amount payable at the end of Year 3-4 will be as follows if the actual Year 3-4 Revenues of FotoPunch Division are as follows:

Year 3-4 Revenues ($)	% of Target Revenue of 10m	Earnout Amount Payment ($)

4,000,000	40%	0
5,000,000	50%	625,000
7,500,000	75%	937,500
9,000,000	90%	1,125,000
10,000,000	100%	1,250,000
11,000,000	110%	1,250,000

(e) No Earnout Amount payment will be paid in any Earnout Year if Revenues of the FotoPunch Division are less than 75% of target Revenues for Year 1 and Year 2 and less than 50% of target Revenues for Year 3-4.  The Earnout Amount cannot exceed $3,000,000 in the aggregate.

(f) For the avoidance of doubt, any portion of the Earnout Amount payable is based solely on the achievement of Revenues of the FotoPunch Division as set forth in this Section 2.4 and is not conditioned on any employment of any Seller with Purchaser, shall not be deemed compensation or bonus under any employment arrangement of any Seller with Purchaser, and is payable (if earned as set forth in this Section 2.4) whether or not any Seller is employed with Purchaser.

(g) For the avoidance of doubt, any amounts due and payable to Lance Ellsworth pursuant to a Bonus Agreement with FotoPunch dated September 5, 2013 shall be payable from any Earnout Amount payable in any Earnout Year.

2.5. Earnout Statement.

(a) Purchaser will prepare and deliver to the Sellers’ Representative within fifteen (15) days following Purchaser’s filing with the Securities and Exchange Commission of its quarterly financial statements following the end of each Earnout Year, a statement setting forth its calculation of the Earnout Amount payment due for such Earnout Year (for the avoidance of doubt, Year 1 ends June 30, 2015) (the “Earnout Statement”).  The Earnout Statement shall be determined in accordance with GAAP.  The Earnout Statement will be deemed to be accepted by Sellers and will be conclusive for purposes of determining the Earnout Payment due Sellers, unless the Sellers’ Representative delivers to Purchaser, within thirty (30) days following receipt of the Earnout Statement, a notice (the “Objection Notice”) specifying Sellers’ objections to the Earnout Statement in reasonable detail.  Any amount not objected to shall be immediately payable to Sellers (and Lance Ellsworth as set forth in Section 2.4(g)).

(b) The Purchaser and the Sellers’ Representative will use reasonable good faith efforts to resolve any matters in dispute, but if they do not obtain a final resolution within thirty (30) days after Purchaser’s receipt of the Objection Notice, either Purchaser or the Sellers’ Representative may submit the resolution of the disputed matters to the office of the Purchaser’s independent registered public accounting firm, or, if such firm is unable to serve, Purchaser and the Sellers’ Representative shall appoint by mutual agreement the office of an impartial nationally recognized firm of independent certified public accountants other than Purchaser’s firm (such resolving accountants referred to as the “Independent Accountants”) who, acting as experts and not arbitrators, shall resolve the amounts only in dispute and make any adjustments to the Earnout Payment at issue. Absent demonstrable error, the decision of the Independent Accountants will be conclusive and binding.  Once finally accepted or resolved as provided above (or not objected to), the Earnout Payment payable shall be paid by Purchaser within five (5) business days by wire transfer of immediately available funds to such account as is directed by the Sellers’ Representative.  Any Earnout Payments made shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

(c) Fees of the Independent Accountants.  Sellers, in proportion to their ownership of Shares, shall pay that portion of the fees and expenses of the Independent Accountants equal to a fraction, the numerator of which is the amount of disputed amounts submitted to the Independent Accountants that are resolved in favor of Purchaser (that being the difference between the Independent Accountants’ determination and the Sellers’ Representative determination) and the denominator of which is the total amount of disputed amounts submitted to the Independent Accountants (that being the sum total by which Purchaser’s determination and Sellers’ Representative determination differ from the determination of the Independent Accountants). Purchaser shall pay that portion of the fees and expenses of the Independent Accountants that Sellers are not required to pay hereunder.

(d) Appointment of Sellers’ Representative.  Each Seller hereby appoint Thomas Loveland as the initial representative for the Sellers under this Agreement (in such capacity, the “Sellers’ Representative”) to serve from the date hereof until his successor is duly appointed by the Sellers, or the legal representatives or heirs.  Each Seller hereby authorizes the Sellers’ Representative to act as agent of and for the Sellers for purposes of delivering, executing and negotiating on behalf of the Sellers and performing all obligations under this Section 2.5 regarding the determination of the Earnout Amount payments, including the sole authority to dispute, settle, compromise or make claims, or to collect and pay funds.  Each Seller hereby irrevocably authorizes the Sellers’ Representative to take such action and to exercise such powers as provided herein.  Thomas Loveland hereby accepts the appointment made hereby.

(e) Management of FotoPunch Division During Earnout Period.

(i) During the Earnout Period, Purchaser will manage and operate the FotoPunch Division in the ordinary course generally consistent with the corporate policies of Purchaser, subject to compliance with: Purchaser’s quality control guidelines, accounting methodology, procedures, guidelines, and internal controls as generally applied to Purchaser and its subsidiaries; the Sarbanes-Oxley Act of 2002, as amended, and other applicable Law; and generally the requirement to manage the FotoPunch Division for the long-term benefit of Purchaser and Purchaser’s shareholders.

(ii) During the Earnout Period, Purchaser will not take any action, including any action to increase the FotoPunch Division expenses during the Earnout Period, for the primary purpose of minimizing the Earnout Amount, will not intentionally divert business opportunities to other divisions for the purposes of minimizing the Earnout, and will maintain sufficient records for the FotoPunch Division so that the Revenues of the FotoPunch Division can be properly calculated and verified, subject to GAAP accounting requirements and applicable Law.

(iii) During the Earnout Period, Purchaser shall not transfer the Shares or the Assets of the FotoPunch Division unless the obligations under Section 2.4 regarding the Earnout is assumed in writing by any subsequent purchaser.

2.6. [intentionally omitted]

2.7. Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (“Closing”) shall be held by the exchange of documents by mail or other delivery services or electronic delivery of documents and/or funds or at the offices of Messerli & Kramer P.A. on the date hereof, or at such other place and on such date as the Sellers and Purchaser shall agree. The date on which the Closing occurs is referred to as the “Closing Date.”  The Closing shall be effective at the close of business on the Closing Date.

SECTION 3.  - REPRESENTATIONS AND WARRANTIES
OF FOTOPUNCH AND SELLERS

FotoPunch and Sellers, jointly and severally, subject to Section 6.8, represent and warrant to Purchaser that the following are true and correct as of the date hereof:

3.1. Organization and Qualification. FotoPunch is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full corporate power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or as such business is currently conducted.  FotoPunch is duly qualified and in good standing as a foreign entity in the State of Utah and is not required to be so qualified in any other jurisdiction, except where the failure to be so qualified could not reasonably be expected to have an adverse impact on the Business or the ability of FotoPunch to consummate the transactions contemplated herein.

3.2. Authority. FotoPunch and each Seller has full power and authority to enter into this Agreement and each agreement, document and instrument to be executed and delivered by them to which they are a party pursuant to this Agreement and to carry out the transactions contemplated hereby and thereby.  The execution, delivery and performance of this Agreement and each such other agreement, document and instrument by FotoPunch and each Seller has been duly and validly authorized and approved by all necessary action on the part of FotoPunch and each Seller and no other action on the part of FotoPunch or any Seller is required in connection therewith.  This Agreement and each agreement, document and instrument to be executed and delivered by FotoPunch and each Seller pursuant to this Agreement constitutes, or when executed and delivered will constitute, the legal, valid and binding obligation of FotoPunch and each Seller, each enforceable in accordance with their respective terms, except to the extent that enforcement is limited by bankruptcy, insolvency, moratorium, conservatorship, receivership or similar laws of general application affecting creditors’ rights or by the application by a court of equity principles.

3.3. No Conflicts; Consents. The execution and delivery by FotoPunch and each Seller of this Agreement and each agreement, document and instrument to which they are a party pursuant to this Agreement, and the fulfillment of and compliance with the respective terms hereof and thereof by any such Person does not and shall not (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default under (whether with or without the passage of time, the giving of notice or both), (c) result in the creation of any Encumbrance upon the Shares or the Assets of FotoPunch, (d) give any third party the right to modify, terminate or accelerate any obligation under, (e) result in a violation of, or (f) require any authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with, any Person pursuant to, (i) FotoPunch’s incorporation or organizational documents, (ii) any Law to which FotoPunch or any Seller is subject, or any order, judgment or decree or (iii) any material agreement or instrument to which the Business, FotoPunch or any Seller is a party or subject.

3.4. Capitalization.

(a) The authorized capital stock of FotoPunch consists of 10,000,000 shares, of which 8,000,000 shares are common stock, $.0001 par value per share, and 2,000,000 shares of preferred stock, $.0001 par value per share.  The Shares acquired by Purchaser hereunder constitutes all of the outstanding capital stock of FotoPunch. All of the Shares have been duly authorized, are validly issued, fully paid and non-assessable, and are owned of record and beneficially by Sellers, in the amounts set forth on Schedule 3.4 attached hereto, free and clear of all Encumbrances. Upon consummation of the transactions contemplated by this Agreement, Purchaser shall own all of the Shares, free and clear of all Encumbrances.

(b) All of the Shares were issued in compliance with applicable Laws. None of the Shares were issued in violation of any agreement, arrangement or commitment to which any Seller or FotoPunch is a party or is subject to or in violation of any preemptive or similar rights of any Person.

(c) There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character existing relating to the capital stock of FotoPunch or obligating any Seller or FotoPunch to issue or sell any shares of capital stock of, or any other interest in, FotoPunch.  FotoPunch does not have outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights.  There exist no, voting trusts, stockholder agreements, pledge agreements, or other agreements relating to or restricting the transferability of any of the Shares or any equity interest in FotoPunch.

3.5. Subsidiaries and Investments.  FotoPunch has no subsidiaries.  FotoPunch has no, and has not had in the past, any investment, equity, or ownership interest (whether controlling or not) of any kind in any other Person.  FotoPunch is not engaged in any joint venture or partnership with any other Person.  FotoPunch IP Holdings, is owned not owned by any of the Sellers and FotoPunch IP Holdings neither owns nor uses or has any right to any of the Assets of the Business, all of which have been duly and validly transferred to FotoPunch.

3.6. Financial Statements.

(b) Schedule 3.6(a) sets forth true and complete copies of (i) FotoPunch’s balance sheet at December 31, 2013 (the “Year-End Balance Sheet”) and the related statement of income for the fiscal year then ended, and (ii) FotoPunch’s balance sheet (the “Interim Balance Sheet”) at May 31, 2014 (the “Interim Balance Sheet Date”) and the related statement of income for the five (5) months then ended (collectively, the “Financial Statements”).  The Financial Statements in each case were based on, and derived from, the financial books and records of the Business and:  (i) are in all material respects complete and correct, and do not contain or reflect any material inaccuracies or discrepancies, and (ii) have been maintained in accordance with good business and accounting practices. The Financial Statements are complete and correct, fairly present in all material respects the financial condition of the Business as of the date thereof and the results of operations and cash flows of the Business for the time periods indicated and are consistent with the books and records of FotoPunch. Other than the Closing Date Debt, there are no loans made by, or to, FotoPunch outstanding.

(c) FotoPunch has no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise (“Liabilities”), except (i) those which are adequately reflected or reserved against in the Interim Balance Sheet as of the Interim Balance Sheet Date, and (ii) those which have been incurred in the ordinary course of business consistent with past practice since the Interim Balance Sheet Date and which are not, individually or in the aggregate, material in amount. For avoidance of doubt, liabilities or obligations relating to tort, breach of contract or violation of law shall in no event be considered to be in the ordinary course of business.

3.7. Absence of Certain Changes. Except as provided in the Schedule 3.7 hereto, since the Interim Balance Sheet Date, there has not been any:

(a) event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Business;

(b) amendment of the charter, by-laws or other organizational documents of FotoPunch, or split, combination or reclassification of any shares of its capital stock;

(c) issuance, sale or other disposition of any of its capital stock, or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock;

(d) declaration or payment of any dividends or distributions on or in respect of any of its capital stock or redemption, purchase or acquisition of its capital stock;

(e) any material change in any method of accounting or accounting practice for the Business;

(f) any purchase, sale, license or other disposition, or any agreement or other arrangement for the purchase, sale, license or other disposition, of any part of the Assets other than purchases and sales in the ordinary course of business, and grants of licenses or sublicenses in the ordinary course of business consistent with past practices to FotoPunch’s customers;

(g) incurrence, assumption or guarantee of any indebtedness for borrowed money except unsecured current obligations and Liabilities incurred in the ordinary course of business consistent with past practice;

(h) any capital investment in, or any loan to (or forgiveness of loan to), any other Person;

(i) entry into any Material Contract (as defined in Section 3.10) or acceleration, termination, material modification to or cancellation of any contract in excess of $10,000.00 (including, but not limited to, any Material Contract) to which FotoPunch is a party or by which it is bound;

(j) any capital expenditures in excess of $10,000.00;

(k) imposition of any Encumbrance upon any of the Assets or Shares;

(l) adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal, state or foreign bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(m) acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof;

(n) action by FotoPunch to make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Purchaser in respect of any Post-Closing Tax Period; or

(o) any contract to do any of the foregoing, or any action or omission that would result in any of the foregoing.

3.8. Accounts.  Schedule 3.8 sets forth true and complete lists of all (i) accounts receivable of FotoPunch as of May 31, 2014, including the aging of such accounts receivable, and (ii) all accounts payable of FotoPunch as of May 31, 2014.  The accounts receivable reflected in the Financial Statements and the accounts receivable arising after the date thereof (a) have arisen from bona fide transactions entered into by FotoPunch in the ordinary course of business consistent with past practice; (b) are valid, undisputed claims not subject to counterclaims or setoffs; and (c) are fully collectible in accordance with their terms, except to the extent of any bad-debt reserves shown in the Financial Statements.  All of FotoPunch accounts payable are current and reflected properly on its books and records.

3.9. Tangible Assets; Leases.

(a) Schedule 3.9(a) contains an accurate and complete list of all of FotoPunch’s tangible Assets.  FotoPunch has good and marketable title to the tangible Assets, and none of such Assets is subject to any Encumbrance and all are in good repair and in working order.  Any inventory of FotoPunch, whether or not reflected in the Interim Balance Sheet, consists of a quality and quantity usable and saleable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items, and is owned by FotoPunch free and clear of all Encumbrances, and no inventory is held on a consignment basis.

(b) FotoPunch does not own any real property.  Schedule 3.9(b) contains an accurate and complete list of all of FotoPunch’s leasehold interests in real and personal property used in the operation of the Business.  Seller has delivered or made available to Purchaser true, complete and correct copies of such leases.  The use and operation of the leased real property in the conduct of FotoPunch’s Business do not violate in any material respect any Law, covenant, condition, restriction, easement, license, permit or agreement.

3.10. Contracts.  Schedule 3.10 includes a true and complete list of each written or oral contract, agreement or other arrangement to which FotoPunch is a party or bound by and that is used in, held for use in, related to, or necessary for, the conduct of the Business (collectively, “Material Contracts”).  FotoPunch has delivered or made available to Purchaser true and correct copy of each written Material Contract (including all amendments, extensions or other modifications thereto and waivers thereunder as of the date hereof) and a written summary setting forth the terms and conditions of each oral Material Contract.  Each Material Contract is valid and binding in accordance with its terms and is in full force and effect.  No notice has been given by any party to a Material Contract to the other party of any alleged breach or default by any party thereunder, and FotoPunch has no knowledge of any intention or right of any party to declare another party to any of the Material Contracts to be in breach of or in default or otherwise to demand a refund.  FotoPunch is not in breach or default under any of the Material Contracts, and, to FotoPunch’s knowledge, no event or circumstance has occurred that, with notice or lapse of time, or both, would constitute a default by FotoPunch thereunder or result in a termination thereof.  There are no material disputes pending or, to FotoPunch’s knowledge, threatened under any Material Contract.

3.11. Customers and Suppliers.

(a) Schedule 3.11(a) sets forth a true and complete list of customers who have transacted business with FotoPunch since January 1, 2011 and the amount of consideration paid by such customers for the past 12 months, except that those customers identified on such schedule as “Inactive” are now former customers and not currently active customers to which FotoPunch is currently providing services or products (the “Customer Accounts”).  FotoPunch has delivered to Purchaser any written contracts with the Customer Accounts.  FotoPunch has not received any notice from any Customer Account that the customer has terminated or intends to terminate its account or materially reduce the level of orders or services associated therewith after the Closing, or of any dispute with respect its account. No event or circumstance has occurred that with notice or lapse of time, or both, would constitute a default by FotoPunch under any Customer Account.  Each written customer contract is valid and binding, enforceable in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance and other similar laws relating to or affecting creditors’ rights generally and general equitable principles.

(b) Schedule 3.11(b) sets forth (i) each supplier to whom FotoPunch has paid consideration for goods or services for period of January 1, 2013 through May 31, 2014; and (ii) the amount of purchases from each such supplier during such periods.  FotoPunch has not received any notice, and has no reason to believe, that any of its suppliers has ceased, or intends to cease, to supply goods or services to FotoPunch or to otherwise terminate or materially reduce its relationship with FotoPunch.

3.12. Intellectual Property.

(a) “Intellectual Property” means all of the following and similar intangible property and related proprietary rights, interests and protections, however arising, pursuant to the Laws of any jurisdiction throughout the world that is owned by FotoPunch (the “Owned Intellectual Property”) and that in which FotoPunch holds exclusive or non-exclusive rights or interests granted by license from other Persons (“Licensed Intellectual Property”):

(i) trademarks, service marks, trade names, brand names, logos, trade dress and other proprietary indicia of goods and services, whether registered, unregistered or arising by Law, and all registrations and applications for registration of such trademarks, and all issuances, extensions and renewals of such registrations, together with the goodwill associated with any of the foregoing, and any past, present or future claims or causes of action arising out of our related to any infringement or misappropriation of any of the foregoing;

(ii) Internet domain names, whether or not trademarks, and all registrations, applications and renewals related to the foregoing;

(iii) all original works of authorship in any medium of expression, whether or not published, including but not limited to the “Software and Technology” (as defined below) all copyrights (whether registered, unregistered or arising by Law), all registrations and applications for registration of such copyrights, and all issuances, extensions and renewals of such registrations and applications, and any past, present or future claims or cause of actions arising out of or related to any infringement or misappropriation of any of the foregoing;

(iv) confidential information, formulas, product designs, manufacturing designs, know-how, research and development, inventions, methods, processes, compositions and other trade secrets, whether or not patentable; and

(v) patented and patentable designs and inventions, all design, plant and utility patents, letters patent, utility models, pending patent applications and provisional applications and all issuances, divisions, continuations, continuations-in-part, reissues, extensions, reexaminations and renewals of such patents and applications and any past, present or future claims or cause of action arising out of or related to any infringement or misappropriation of any of the foregoing.

The term “Software and Technology” means any and all software, applications, systems, programs, source code, object code, logic, logic diagrams, flowcharts, algorithms, routines, sub-routines, utilities, tools, modules, file structures, coding sheets, coding, functional specifications, program specifications, designs, technical data, improvements, modifications, and versions thereof, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other any documentation and other tangible embodiments of the foregoing, whether in eye readable or machine readable form, training manuals, user guides, end user instructional information, and all related technology information, processes, methods, techniques, know-how, research and development, or inventions (whether patentable or unpatentable and whether or not reduced to practice), that is used in, incorporated in, embodied in or displayed by any of the products or services developed, manufactured, marketed, licensed or sold or to be sold in connection with the Business, or are used in the design, development, reproduction, maintenance or modification of any of products or services developed, manufactured, marketed, licensed or sold or to be sold in connection with the Business.

(b) Schedule 3.12(b) lists all Owned Intellectual Property that is either (i) subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction (collectively, “Intellectual Property Registrations”), including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing, or (ii) not subject to any applications or registration but is used in or necessary for FotoPunch’s current or planned business or operations including any of the products or services developed, manufactured, marketed, licensed or sold or to be sold in connection with FotoPunch’s business and operations. All required filings and fees related to the Intellectual Property Registrations have been timely filed and paid, and are otherwise in good standing. Seller has provided Purchaser with true and complete copies of file histories, documents, certificates, office actions, correspondence and other materials related to all Intellectual Property Registrations.

(c) FotoPunch owns exclusively all right, title and interest in and to the Owned Intellectual Property, free and clear of Encumbrances. Each present or past employee, officer or consultant of FotoPunch who has been involved in the development or conception of any part of any of the Owned Intellectual Property is listed on Schedule 3.12(c). Each such Person who contributed to the development of any of the Owned Intellectual Property used in the conduct of the Business or planned or anticipated to be used in the Business did so either (i) within the scope of such Person’s employment or (ii) pursuant to written agreements assigning all Intellectual Property arising therefrom to FotoPunch.   FotoPunch has provided Purchaser with true and complete copies of all such agreements and all such agreements are listed on Schedule 3.12(c). No claim is pending or, to the knowledge of FotoPunch or any Seller, threatened to the effect that any of the activities of any such Person on behalf of FotoPunch  violated or violates any agreement which any such Person had or has entered into with any other Person. FotoPunch is in full compliance with all legal requirements applicable to the Owned Intellectual Property and FotoPunch’s ownership and use thereof. Other than to Purchaser, FotoPunch has not granted to any person any option, right of first or last offer, or negotiation or other rights or authority in or to any of the Owned Intellectual Property.

(d) Schedule 3.12(d) lists all licenses, sublicenses and other agreements whereby FotoPunch is granted rights, interests and authority, whether on an exclusive or non-exclusive basis, with respect to any Licensed Intellectual Property that is used in or necessary for the conduct of the Business in the manner as currently and formerly conducted and proposed to be conducted, including any open source licenses.  Seller has provided Purchaser with true and complete copies of all such agreements.  All such agreements are valid, binding and enforceable between FotoPunch and the other parties thereto, and FotoPunch and such other parties are in full compliance with the terms and conditions of such agreements.

(e) FotoPunch has the right and authority to use the Owned Intellectual Property and Intellectual Property Licenses in connection with the conduct of the Business in the manner as currently and formerly conducted and proposed to be conducted.  The Owned Intellectual Property and Licensed Intellectual Property as currently or formerly owned, licensed or used by FotoPunch or proposed to be used, and FotoPunch’s conduct of its Business as currently and formerly conducted and proposed to be conducted have not, do not and will not infringe, violate or misappropriate the Intellectual Property of any Person.  Neither any Seller nor FotoPunch has received any communication, and no action has been instituted, settled, nor to any Seller’s or FotoPunch’s knowledge threatened, that alleges any such infringement, violation or misappropriation, and none of the Owned Intellectual Property is subject to any outstanding governmental order. The tangible Assets together with the Owned Intellectual Property and Licensed Intellectual Property are the only assets used in or otherwise necessary to operate the Business as currently conducted and to be conducted.

(f) Schedule 3.12(f) lists all licenses, sublicenses and other agreements pursuant to which FotoPunch grants rights or authority to any Person with respect to any Owned Intellectual Property or Licensed Intellectual Property other than to Purchaser or active Customer Accounts of FotoPunch.  FotoPunch has provided Purchaser with true and complete copies of all such agreements.  All such agreements are valid, binding and enforceable between FotoPunch and the other parties thereto, and FotoPunch and such other parties are in full compliance with the terms and conditions of such agreements. No Person has infringed, violated or misappropriated, or is infringing, violating or misappropriating, any Owned Intellectual Property.

(g) FotoPunch has complied with all applicable Law with respect to Personal Information, and has required all of its employees and contractors to do so.  FotoPunch has at all times maintained in effect a privacy policy that (a) complies with applicable Law, (b) has at all times accurately described the types of information that FotoPunch collects, (c) has at all times accurately described the types of information that FotoPunch has disclosed to others, the form in which the information has been disclosed, and the purposes for which the information has been disclosed.  FotoPunch has at all times complied with all third party privacy policies that are applicable to Personal Information (a) collected by FotoPunch respectively, through websites operated by or for third parties, or (b) otherwise obtained from or through third parties. FotoPunch has not received any notice of, and has no knowledge of, that any contractor or employee has breached any Law, regulation, contract or the provisions of privacy policies applicable to the protection of Personal Information.

(h) No Seller shall be permitted to retain any copies of the Software or Technology including any computer programs, source code or object code, hardware designs or specifications and all documentation, existing in any formats or media whatsoever.  At the Closing, FotoPunch shall deliver to Purchaser (a) all tangible and electronic copies of the Software and Technology in any all formats and medias whatsoever, and (b) each Seller shall certify to Purchaser in writing that such Seller has not retained any copy of the Software or Technology in any formats or media whatsoever.

3.13. Employees.

(a) Schedule 3.13 contains a list of all persons who are employees, consultants, contractors, officers or directors of FotoPunch as the date hereof, and sets forth their (i) name; (ii) title or position; (iii) full-time or part-time status; (iv) hire date; (v) current base compensation or wage rate; (vi) commission, bonus or other incentive-based compensation; (vii) severance and change in control benefits; and (viii) a description of any fringe benefits provided to such person.  Except as set forth on Schedule 1, all compensation, commissions, bonuses and other amounts payable to current or former employees, consultants, contractors, officers or directors of FotoPunch for services performed on or prior to the date hereof have been paid in full, and there are no outstanding agreements, understandings or commitments of FotoPunch with respect to any commissions, bonuses or increases in compensation.

(b) FotoPunch has complied in all material respects with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, equal employment opportunity, nondiscrimination, harassment, immigration, wages, hours, benefits, health and safety, workers’ compensation and unemployment insurance.  There are no investigations, actions, suits or proceedings pending, or to FotoPunch’s knowledge, threatened to be brought or filed, by or with any governmental authority, court or arbitrator in connection with the employment of any current or former employee, consultant or contractor of FotoPunch, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay or any other employment related matter arising under applicable laws.

3.14. Employee Benefit Plans.  FotoPunch has never maintained any Employee Benefit Plans. After Closing and as a result of the transactions contemplated by this Agreement, Purchaser shall not be responsible or liable for any payments or other obligations of FotoPunch related to any Employee Benefit Plan or fringe benefit plans, as that term is defined in Section 6039D(d) of the Code, which now are or ever have been maintained by FotoPunch (or any subsidiary of FotoPunch) or to which FotoPunch (or any subsidiary of FotoPunch) now has or has ever had an obligation to contribute.

3.15. Taxes.

(a) All Tax Returns required to be filed on or before the Closing Date by FotoPunch have been, or will be, timely filed. Such Tax Returns are, or will be, true, complete and correct in all respects.  All Taxes due and owing by FotoPunch (whether or not shown on any Tax Return) have been, or will be, timely paid by the Closing Date.  There are no Encumbrances for Taxes upon any Assets of the FotoPunch.  FotoPunch has not incurred any liability for Taxes other than in the ordinary course of its Business.

(b) FotoPunch has not received any notice of deficiency or assessment from any federal, state, local or foreign Tax authority with respect to liabilities for Taxes which have not been fully paid or finally settled, and any pending deficiency or assessment is being contested in good faith through appropriate proceedings.  No issue has been raised by any Tax authority which will or could reasonably be expected to result in a proposed Tax deficiency or assessment with respect to FotoPunch.  No state of facts exists or has existed which would constitute grounds for the assessment of any liability against FotoPunch for Taxes with respect to any period prior to the Closing Date.

(c) No claim has been made by any taxing authority in any jurisdiction where FotoPunch does not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction.

(d) No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of FotoPunch.

(e) The reserves for Taxes reflected on the Interim Balance Sheet are sufficient for payment of all unpaid Taxes of the FotoPunch  (whether or not currently disputed and whether or not a Tax Return has been filed or is required to have been filed with respect thereto) that are or will be attributable to any period, or any portion of any period, ending on or before the Closing Date, including, without limitation, any Taxes payable as a result of the consummation of the transactions contemplated by this Agreement and the documents hereunder.

(f) FotoPunch has complied in all respects with all applicable Laws relating to the collection, withholding and payment of Taxes and has paid over to the proper Government Entity all amounts required to be so paid over, including Taxes required to be withheld and paid in connection with amounts paid or owing to (i) employees, agents, independent contractors, creditors, members, stockholders, partners or other third parties; (ii) nonresidents; and (iii) sales or use Taxes.

3.16. Litigation. There are no suits, actions or administrative, arbitration or other proceedings or governmental investigations pending or, to any Seller or FotoPunch’s knowledge, threatened against or relating to FotoPunch or against any Seller relating to the Business or that challenge or seek to prevent and to each Seller and FotoPunch’s knowledge, no circumstances exist that could form a reasonable basis for such proceeding.  FotoPunch and each Seller has not entered into nor is subject to any consent decree, compliance order or administrative order with respect to any of the Shares or the Business.  FotoPunch and each Seller has not received any request for information, notice, demand letter, administrative inquiry or formal or informal complaint or claim with respect to the Business, including under any Environmental Law.  Sellers and FotoPunch have not been named by the U.S. Environmental Protection Agency or a state environmental agency as a potentially responsible party (or similar designation under applicable state law) in connection with any site at which Hazardous Materials have been released or are threatened to be released.

3.17. Products and Product Warranties.  FotoPunch owns, leases or licenses from third parties all of the tools, dies and specifications for, and all intellectual property and other rights to manufacture and sell or license FotoPunch’s products, including FotoPunch’s Airclock product as set forth on Schedule 3.17.  There are no breach of warranty claims currently pending against FotoPunch, or to FotoPunch’s knowledge, threatened against FotoPunch, regarding any product or service manufactured, sold, leased, licensed or delivered by FotoPunch.

3.18. Product Liability.  To FotoPunch’s knowledge, FotoPunch has no liability (and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against it giving rise to any liability) arising out of any injury to individuals or property as a result of the ownership, possession or use of any product manufactured, sold, leased or delivered or services rendered by FotoPunch.

3.19. Compliance with Laws.   FotoPunch is not and has not been since inception in violation of any Laws which apply to the conduct of FotoPunch’s Business.  There has never been any notice received or claims filed against FotoPunch alleging a violation of any such Laws.  To Sellers’ and FotoPunch’s knowledge, no circumstances, occurrences or conditions exist that are reasonably likely to result in the imposition or assertion of such a violation of such Laws.  Schedule 3.19 sets forth each license, permit, certificate, approval or other similar authorization used in, or held for use in, the Business by FotoPunch or related to the Assets as of the date hereof.

3.20. Related Party Transactions.  No Affiliate of FotoPunch nor any of FotoPunch’s directors, officers, employees, or stockholders (a) has any interest in any property (whether real, personal, or mixed and whether tangible or intangible), used in or pertaining to the Business; (b) owns, of record or as a beneficial owner, an equity interest or any other financial or profit interest in any Person that (i) has business dealings or a material financial interest in any transaction with FotoPunch, or (ii) engages in competition with FotoPunch; (c) is a party to any contract or agreement with FotoPunch; or (d) has any cause of action or other claim whatsoever against, FotoPunch that is not disclosed in the Financial Statements, except for claims in the ordinary course of business, including for salary or wages or accrued benefits under any Employee Benefit Plans.

3.21. Insurance.   The operations of FotoPunch’s Business are insured to the extent disclosed in Schedule 3.21 hereto, including general liability and errors and omissions insurance policies.  All such present policies of insurance are in full force and effect, all premiums with respect thereto are currently paid and FotoPunch is in compliance with the terms thereof.

3.22. Books and Records. The minute books and stock record books of FotoPunch, which have been made available to Purchaser, are complete and correct and have been maintained in accordance with sound business practices.

3.23. Finders’ Fees.  Other than to Lance Ellsworth pursuant to a Bonus Agreement dated September 5, 2013, neither FotoPunch nor any Seller has incurred or will incur or become liable for any broker’s commission or finder’s fee relating to or in connection with the transactions contemplated by this Agreement.

3.24. Completeness. No representation, warranty or statement contained in this Agreement and in the Schedules to this Agreement or any certificate or other document furnished or to be furnished by FotoPunch or any Seller pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements stated therein, in light of the circumstances in which they are made, not misleading.

SECTION 4.  - REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to FotoPunch and each Seller that the following are true and correct as of the date hereof.

4.1. Organization.  Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Purchaser has the corporate power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or as such business is currently conducted.

4.2. Authority.  Purchaser has full corporate power and authority, to enter into this Agreement and each agreement, document and instrument to be executed and delivered by Purchaser pursuant to this Agreement and to carry out the transactions contemplated hereby and thereby.  The execution, delivery and performance of this Agreement and each such other agreement, document and instrument to which the Purchaser is a party have been duly and validly authorized and approved by all necessary action on the part of Purchaser and no other action on the part of Purchaser is required in connection therewith.  This Agreement and each agreement, document and instrument to be executed and delivered by Purchaser pursuant to this Agreement constitutes, or when executed and delivered will constitute, the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with their respective terms, except to the extent that enforcement is limited by bankruptcy, insolvency, moratorium, conservatorship, receivership or similar laws of general application affecting creditors’ rights or by the application by a court of equity principles.

4.3. No Conflicts; Consents.  The execution, delivery and performance by Purchaser of this Agreement and each such agreement, document and instrument to be executed and delivered by it pursuant to this Agreement (a) does not and will not violate any Laws applicable to Purchaser; (b) does not or will not violate any term or provision of the organizational documents of Purchaser; and (c) does not and will not result in a breach of, constitute or result in a default under, accelerate any obligation under or give rise to a right of termination of, any indenture or loan or credit agreement or any other agreement, contract, instrument, mortgage, lien, lease, permit, authorization, order, writ, judgment, injunction, decree, determination or arbitration award to which Purchaser is a party or by which Purchaser’s assets are bound or affected, or result in the creation or imposition of any mortgage, pledge, lien, security interest or other charge or encumbrance on any of the assets or Purchaser.  No consent or waiver by, approval of, or designation, declaration or filing with, or notice to, any governmental or public body or authority is required by or in connection with the execution, delivery and performance by Purchaser of this Agreement and each agreement, document and instrument to be executed and delivered by Purchaser pursuant to this Agreement, other than compliance by Purchaser with applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

4.4. Litigation. There is no pending action, suit, investigation or proceeding that has been commenced against Purchaser that challenges or may have the effect of preventing, delaying or otherwise interfering with the transactions contemplated hereby.  To Purchaser’s knowledge, no such suit, investigation or proceeding has been threatened.

4.5. Finders’ Fees.  Purchaser has not incurred or will incur or become liable for any broker’s commission or finder’s fee relating to or in connection with the transactions contemplated by this Agreement.

SECTION 5.   CLOSING DELIVERABLES

5.1. By Sellers and FotoPunch at Closing.  The obligations of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Purchaser’s waiver, at or prior to the Closing, of each of the following conditions or deliveries by Sellers and FotoPunch to Purchaser:

(a) the stock certificates evidencing the Shares endorsed in blank or accompanied by stock powers duly executed in blank;

(b) possession of the Software and Technology uploaded into a file share or other form satisfactory to Purchaser;

(c) General Intellectual Property Assignments in the form annexed hereto as Exhibit A duly executed by Sellers including a power of attorney;

(d) Sellers Certification (included in Exhibit A) duly executed by Sellers certifying they have not retained any copy of the Software or Technology;

(e) the minute books and other records of the proceedings of the board and stockholders of FotoPunch uploaded into a file share in a form satisfactory to Purchaser;

(f) resignations of the directors and officers of FotoPunch;

(g) employment, non-competition and non-solicitation agreements with Thomas Loveland in the form annexed hereto as Exhibit B and such other FotoPunch’s employees as Purchaser shall have determined in a form satisfactory to Purchaser.

(h) a payoff letter and release from Rialto Investment Group, LLC and Patrick Behrbom relating to the satisfaction of its note listed on Schedule 1 in form and substance satisfactory to Purchaser;

(i) General Intellectual Property Assignments, Release and Non-Compete from certain payees receiving bonus compensation from FotoPunch as listed on Schedule 1 (except Rialto);

(j) certificates (dated not more than five (5) days prior to Closing) as to the good standing of FotoPunch from Delaware and Utah, and any other state where FotoPunch is qualified to do business;

(k) An officer’s certificate of FotoPunch certifying that attached thereto are true and complete copies of (a) the Articles of Incorporation of FotoPunch, (b) the bylaws of FotoPunch, and (c) resolutions duly adopted by the Board of Directors and shareholders of FotoPunch, each authorizing the execution, delivery and performance of this Agreement, such other agreement, document and instrument required to be delivered pursuant to the Agreement to which FotoPunch is a party, and the transactions contemplated hereby and thereby; and

(l) Such other documents, certificates or instruments as Purchaser reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

5.2. By Purchaser at Closing. The obligations of Sellers and FotoPunch to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Sellers’ waiver, at or prior to the Closing, of each of the following conditions or deliveries by Purchaser to FotoPunch and Sellers, or on behalf of FotoPunch:

(a) the Closing Date Cash Payment in the aggregate by wire transfer to Sellers in the amounts and to the accounts as set forth on Schedule 5.2(a);

(b) the arrangement by Purchaser of the Closing Holdback Amount to be paid by wire transfer in the amounts and to the recipients set forth on Schedule 1, subject to applicable Tax withholdings, as required;

(c) Resolutions duly adopted by the board of directors of Purchaser, authorizing the execution, delivery and performance of this Agreement, such other agreement, document and instrument required to be delivered pursuant to the Agreement to which Purchaser is a party, and the transactions contemplated hereby and thereby, certified by a duly authorized officer of Purchaser; and

(d) Such other documents, certificates or instruments as FotoPunch or Sellers reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

SECTION 6.  - INDEMNIFICATION

6.1. Survival.  Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing for a period of eighteen (18) months after the Closing Date; provided, that (a) the representations and warranties in Sections 3.1, 3.2, 3.3, 3.4, 3.5, 3.9, and 3.23 (collectively, the “Sellers Fundamental Representations”), and Sections 4.1, 4.2, 4.3 and 4.5 (collectively, the “Purchaser Fundamental Representations”) shall survive indefinitely and (b) the representations and warranties in Section 3.13, 3.14, and 3.15 shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus 60 days. All covenants and agreements of the parties contained herein shall survive the Closing indefinitely or for the period explicitly specified therein. Notwithstanding the foregoing, any claims asserted in good faith in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation, warranty or covenant and such claims shall survive until finally resolved. Notwithstanding the above limitations, indemnification for matters fraudulently concealed by any party hereto shall extend indefinitely or until the applicable statute of limitations or tolling period.

6.2. Indemnification by Sellers.  The Sellers, jointly and severally, but subject to the limitations in Section 6.8, covenant and agree to defend, indemnify and hold harmless Purchaser, FotoPunch and each of their respective officers, directors, employees, agents, affiliates, successors and permitted assigns (collectively, the “Purchaser Indemnitees”) from and against, and pay or reimburse the Purchaser Indemnitees for any and all claims, demands, losses, damages, liabilities, strict liabilities, obligations, fines, costs and expenses (including interest and penalties with respect thereto and reasonable attorneys’ fees and out-of-pocket expenses and costs of investigation), or other damages (whether absolute, accrued, conditional or otherwise and whether or not resulting from third party claims) fixed or contingent, liquidated or unliquidated, matured or unmatured and all demands, assessments, judgments (collectively, “Losses”), resulting from, based upon or arising out of:

(a) any inaccuracy in or breach of any representation or warranty when made or deemed made by any Seller or FotoPunch herein or in any agreement, document or instrument delivered to be delivered to Purchaser pursuant to this Agreement;

(b) any breach or non-fulfillment of  any  covenant, agreement or obligation to be performed by any Seller or FotoPunch hereunder or pursuant to any agreement, document or instrument delivered or to be delivered to Purchaser  pursuant to this Agreement;

(c) any Seller-Related Liabilities;

(d) any act of fraud related to this Agreement or any non-compliance by FotoPunch with any applicable fraudulent transfer or bulk sales law;

(e) any Taxes (or the non-payment thereof) (a) of or incurred by FotoPunch or any Seller or relating to the business of any of the foregoing for all Pre-Closing Tax Periods; (b) arising from the sale of the Shares to Purchaser; (c) of any member of an affiliated, consolidated, combined or unitary group of which any Seller or FotoPunch or any predecessors is or was a member on or prior to the Closing Date under Treasury Regulation Section 1.1502-6 or an comparable Law; and (d) of any Person imposed on Purchaser or FotoPunch, arising under the principles of transferee or successor liability, by contract or pursuant to any Laws, which relates to an event or transaction occurring on or prior to the Closing Date; and

(f) to the extent not covered by any applicable manufacturer’s warranty, any warranty liability of FotoPunch or similar obligation of FotoPunch arising from products sold or services rendered prior to the Closing;

(g) all actions, suits, proceedings, demands, assessments or judgments (including all reasonable attorney fees and expenses) incident to any of the foregoing.

The foregoing matters giving rise to Purchaser’s right to indemnification hereunder are hereinafter referred to as a “Purchaser Claim” or the “Purchaser Claims”.

6.3. Reimbursement.   If a Purchaser Indemnitee has a claim for indemnification under Section 6.2, the Purchaser Indemnitee will deliver prompt written notice to Sellers stating in reasonable detail the nature and basis for such claim and the amount, to the extent known, of such claim. If Sellers disputes such claim for indemnification, the Sellers Representative shall notify the Purchaser Indemnitee within thirty (30) days after delivery of the notice of such claim by the Purchaser Indemnitee, and the Seller Representative and the Purchaser Indemnitee will proceed in good faith to negotiate a resolution of such dispute. If the dispute is not resolved within thirty (30) days after the commencement of negotiations, either the Sellers Representative on behalf of all Sellers or the Purchaser Indemnitee may pursue such remedies as may be available to it on the terms and subject to the provisions of this Agreement. If Sellers do not dispute such claim for indemnification (or any portion thereof), Sellers will pay the amount of Losses (or the portion not in dispute) to the Purchaser Indemnitee, subject to Section 6.8,  within ten (10) days following the determination of Sellers’ liability for and the amount of such Losses (whether such determination is made pursuant to the procedures set forth under this Section 6.3, by agreement between Sellers and the Purchaser Indemnitee or by final adjudication).

6.4. Offset Against Post-Closing Earnout Payments.  Subject to Section 6.8(a), a Purchaser Indemnitee will recoup all or any part of any Losses incurred by the Purchaser Indemnitee under this Agreement (i) by offsetting such amount against any Earnout Amount which may be due and payable by Purchaser under Section 2.4, or  (ii) by reimbursement directly from any Seller indemnitor pursuant to Section 6.3 or Section 6.7, or both, at the election of Purchaser. If any claim for indemnification is under dispute by Sellers at the time of a scheduled Earnout Amount payment under Section 2.4, the amount of Losses underlying the applicable claim shall be withheld by Purchaser from such repayment until final resolution of the dispute and the failure of Purchaser to make the scheduled payment shall not constitute an event of default under this Agreement.

6.5. Indemnification by Purchaser.  Purchaser shall defend, indemnify and hold harmless Sellers (collectively, the “Seller Indemnitees”) from and against, and pay or reimburse Seller Indemnitees for all Losses resulting from or arising out of:

(a) any inaccuracy in or breach of any representation or warranty when made or deemed made by Purchaser herein or in any agreement, document or instrument delivered by or on behalf of Purchaser pursuant to this Agreement;

(b) any breach or non-fulfillment of  any  covenant, agreement or obligation to be performed by Purchaser hereunder or pursuant to any agreement, document or instrument delivered by or on behalf of Purchaser  pursuant to this Agreement;

(c) Purchaser’s operation of the Business after the Closing Date;

(d) any act of fraud by Purchaser related to this Agreement; and

(e) all actions, suits proceedings, demands, assessments or judgments (including all reasonable attorney fees and expenses) incident to any of the foregoing.

The foregoing matters giving rise to Sellers’ right to indemnification hereunder are hereinafter referred to as “Sellers Claims.”

6.6. Reimbursement.   If a Seller Indemnitee has a claim for indemnification under Section 6.5, such Seller Indemnitee will deliver prompt written notice to Purchaser stating in reasonable detail the nature and basis for such claim and the amount, to the extent known, of such claim. If the Purchaser disputes such claim for indemnification, it shall notify Seller Sellers’ Representative within thirty (30) days after delivery of the notice of such claim by Sellers’ Representative, and the Purchaser and Sellers’ Representative will proceed in good faith to negotiate a resolution of such dispute. If the dispute is not resolved within thirty (30) days after the commencement of negotiations, either Purchaser or Sellers’ Representative may pursue such remedies as may be available to it on the terms and subject to the provisions of this Agreement. If the Purchaser does not dispute such claim for indemnification, the Purchaser will pay the amount of Losses to Seller Indemnitee. Purchaser will pay the amount of any Losses incurred by Seller Indemnitee, subject to Section 6.9, within ten (10) days following the determination of Purchaser’s liability for and the amount of such Losses (whether such determination is made pursuant to the procedures set forth under this Section 6.6, by agreement between the Purchaser and Seller Indemnitee or by final adjudication).

6.7. Matters Involving Third Parties.

(a) If any third party shall notify any party entitled to indemnification under Section 6 (the “Indemnified Party”) with respect to any matter (a “Third Party Claim”) which may give rise to a claim for indemnification against the party from whom indemnification is claimed (the “Indemnifying Party”) under this Section 6, then the Indemnified Party shall promptly notify the Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party forfeits rights or defenses by reason of such failure.

(b) The Indemnifying Party will have the right to defend the Indemnified Party against the Third Party Claim at the Indemnifying Party’s expense, with counsel of its choice reasonably satisfactory to the Indemnified Party, so long as (i) the Indemnifying Party notifies the Indemnified Party in writing within twenty (20) business days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against any Losses the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (ii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, (iii) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to materially adversely affect the business of the Indemnified Party, and (iv) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

(c) So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 6.7(b) above, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (ii) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld or delayed unreasonably), and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be withheld or delayed unreasonably).

(d) In the event any of the conditions in Section 6.7(b) above is or becomes unsatisfied, however, (i) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it reasonably may deem appropriate but only after the approval of the Indemnifying Party (which approval shall not be unreasonably withheld or delayed), (ii) the Indemnifying Party will reimburse the Indemnified Party promptly and periodically for the reasonable costs of defending against the Third Party Claim (including reasonable attorneys’ fees and expenses incurred by the Indemnified Party), and (iii) subject to the limitations contained in Sections 6.8 and 6.9, as applicable, the Indemnifying Party will remain responsible and promptly pay upon demand any Losses the Indemnified Party may suffer resulting from arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided in this Section 6. The offset rights of a Purchaser Indemnitee under Section 6.4 shall apply to any Losses incurred by a Purchaser Indemnitee under this Section 6.7

6.8. Sellers’ Limitations on Indemnification.

(a) Except as set forth in Section 6.8(b), (i) Sellers shall not be liable to Purchaser Indemnitees under this Agreement unless and until the aggregate amount of all Losses in respect of indemnification under this Agreement exceeds Ten Thousand Dollars ($10,000), (the “Purchaser’s Basket Amount”) after which Sellers shall be liable for such Losses in the full amount (i.e., back to dollar one), (ii) the maximum aggregate obligation of Sellers with respect to all matters for which Purchaser Indemnitees may seek indemnification under this Agreement shall not exceed $1,000,000 in the aggregate (the “Purchaser’s Cap”), (iii) the maximum amount of any Seller’s indemnity obligation as reimbursement directly from such Seller under Sections 6.3 or 6.7 shall not exceed 1/3 of the Closing Date Cash Payment received by such Seller on the Closing Date in the aggregate (the “Individual Cap”); and (iv) the maximum amount Purchaser may offset from the Earnout Amount under Section 6.4 shall not exceed the Purchaser’s Cap  less amounts (if any) recovered directly from Sellers (subject to the limitations in the preceding item (iii)) (the “Offset Cap).

(b) Notwithstanding anything to the contrary contained in Section 6.8(a), no neither the Purchaser’s Basket, the Purchaser’s Cap, the Individual Cap nor the Offset Cap will limit a Purchaser Indemnitee in respect of any claim under this Agreement to the extent that such claim arises from or in connection with or is based upon (i) any Sellers Fundamental Representations, (ii) any breach by any Seller of such Seller’s non-compete obligations under Section 7.5, (iii) any fraud, fraudulent conveyance by Sellers or a fraudulent breach by FotoPunch or any Seller, as applicable, of any of their respective representations, warranties or covenants under this Agreement, or (iv) any breach by Seller under Section 2.3, Sections 6.2(c) (Seller-Related Liabilities), and 6.2(e) (Taxes) or Section 7.3.

6.9. Purchaser’s Limitations on Indemnification.

(a) Except as set forth in Section 6.9(b) below, (i) Purchaser shall not be liable to Seller Indemnitees under this Agreement unless and until the aggregate amount of all Losses in respect of indemnification under this Agreement exceeds Ten Thousand Dollars ($10,000) (the “Sellers’ Basket Amount”) after which Purchaser shall be liable for such Losses in the full amount (i.e., back to dollar one); and (ii) the maximum aggregate obligation of Purchaser with respect to all matters for which Seller Indemnitees may seek indemnification under this Agreement shall not exceed $1,000,000 in the aggregate (the “Sellers’ Cap”).

(b) Notwithstanding anything to the contrary contained in Section 6.9(a), neither the Seller’s Basket Amount nor Sellers’ Cap will limit an Seller Indemnitee in respect of any claim under this Agreement to the extent that such claim arises from or in connection with  or is based upon (i) any Purchaser Fundamental Representations, (ii) to the extent that such claim arises from a fraudulent breach by Purchaser of any of its respective representations, warranties or covenants under this Agreement, or (iii) failure to pay the Purchase Price.

6.10. Sellers Obligations.  Each Seller will be jointly and severally, but subject to Section 6.8, liable with the other Sellers for the indemnities set forth in this Section 6. The obligations and liabilities of any Seller hereunder or under the other agreement, document or instruments delivered hereunder will also extend to such Seller’s heirs, estates, executors, attorneys, administrators, agents, successors, and assigns, as well as, to the extent enforceable under applicable Law, any trusts of which such Seller is a direct or indirect beneficiary (and the trustees of such trusts) and any other asset protection vehicles established for the benefit of such Seller.

6.11. Miscellaneous Indemnification Matters. For purposes of this Section 6, any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality or other similar qualification contained in or otherwise applicable to such representation or warranty. All Indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required. The right to indemnity, reimbursement, or other remedy based upon such representations, warranties, covenants and obligations will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time from any source, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant, or obligation.

SECTION 7.  - COVENANTS AND AGREEMENTS

7.1. Collection on Accounts Receivable.  On or after the Closing Date, Purchaser shall have the right and authority to collect for Purchaser’s account all receivables which constitute a part of the Business.  Following the Closing Date, Sellers shall promptly remit to Purchaser, or reimburse Purchaser for, all amounts, and endorse or remit to Purchaser the proceeds of all checks, drafts, notes, or other documents, received by any Seller that should have otherwise been paid to Purchaser.

7.2. Notice to Customer Accounts.  In order to promote the smooth transition of the Business and Customer Accounts to Purchaser after Closing, Sellers shall cooperate with Purchaser in providing notice to each Customer Account advising each such Customer Account of the sale of the Business to Purchaser, if requested by Purchaser.

7.3. Tax Matters.

(a) Tax Covenants.

(i) Without the prior written consent of Purchaser, Sellers shall not, to the extent it may affect, or relate to, FotoPunch, make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Purchaser in respect of any Post-Closing Tax Period. Each Seller agrees that Purchaser is to have no liability for any Tax resulting from any action of any Seller or FotoPunch, and agrees to jointly and severally indemnify and hold harmless Purchaser (and, after the Closing Date, FotoPunch) against any such Tax or reduction of any Tax asset.

(ii) All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the other transaction documents shall be borne and paid by Sellers, in proportion to their ownership in the Shares, when due.

(iii) Purchaser shall prepare, or cause to be prepared, all Tax Returns required to be filed by FotoPunch after the Closing Date with respect to a Pre-Closing Tax Period. Any such Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by Law) and shall be submitted by Purchaser to Seller (together with schedules, statements and, to the extent requested by Seller, supporting documentation) at least 30 days prior to the due date (including extensions) of such Tax Return. If Seller objects to any item on any such Tax Return, it shall, within ten days after delivery of such Tax Return, notify Purchaser in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection shall be duly delivered, the parties shall negotiate in good faith and use their reasonable best efforts to resolve such items. If the parties are unable to reach such agreement within ten days after receipt by Purchaser of such notice, the disputed items shall be resolved by Independent Accountants except that the fees and expenses of such accounting firm shall be borne equally by the parties.

(b) Termination of Existing Tax Sharing Agreements. Any and all existing Tax sharing agreements (whether written or not) binding upon FotoPunch shall be terminated as of the Closing Date.

(c) Straddle Period. In the case of Taxes that are payable with respect to a taxable period that begins before and ends after the Closing Date (each such period, a “Straddle Period”), the portion of any such Taxes that are treated as Pre-Closing Taxes for purposes of this Agreement shall be:

(i) in the case of Taxes based upon, or related to, income or receipts, deemed equal to the amount which would be payable if the taxable year ended with the Closing Date; and

(ii) in the case of other Taxes, deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period.

(d) Cooperation and Exchange of Information. Each Seller and Purchaser shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return pursuant to this Section 7.3 or in connection with any audit or other proceeding in respect of Taxes of FotoPunch. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by tax authorities. Each, Seller and Purchaser shall retain all Tax Returns, schedules and work papers, records and other documents in their possession relating to Tax matters of FotoPunch for any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by the other party in writing of such extensions for the respective Tax periods.

(e) Tax Treatment of Indemnification Payments. Any indemnification payments pursuant to Article 6 shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

7.4. Confidentiality. From and after the Closing, each Seller shall, and shall cause their respective Affiliates to, hold in confidence any and all information, whether written or oral, concerning FotoPunch, except to the extent that a Seller can show that such information (a) is generally available to and known by the public through no fault of such Seller, any of its Affiliates; or (b) is lawfully acquired by such Seller or any of its Affiliates from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If a Seller or any of its Affiliates are compelled to disclose any information by judicial or administrative process or by other requirements of Law, such Seller shall promptly notify Purchaser in writing and shall disclose only that portion of such information which such Seller is advised by its counsel in writing is legally required to be disclosed, provided that such Seller shall use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

7.5. Non-Competition and Non-Solicitation.

(a) Non-Compete  Covenants.

(i) Each Seller covenants and agrees that for a period of five (5) years from the date hereof (the “Restricted Period”), each Seller shall not, and shall not permit any of its Affiliates to, directly or indirectly, engage in or assist others in engaging in the Restricted Business in the Territory or have an interest in any Person that engages directly or indirectly in the Restricted Business in the Territory in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant. . Notwithstanding the foregoing, a Seller may own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if such Seller is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own 3% or more of any class of securities of such Person.

(ii) For purposes of this Section 7.5 and this Agreement, the term “Restricted Business” means the development, marketing, sale, resale, licensing, subscription service and/or support of any software and hardware products and solutions which compete with, are competitive to, or have the same functionality or purposes as those marketed, sold, resold, licensed, hosted, provided as a subscription service or supported by Purchaser or FotoPunch, in any format or version now or hereafter offered by Purchaser or FotoPunch (including subscription based solutions) during the Restricted Period, specifically including employee time tracking and labor management software, software solutions and time clock hardware, scheduling and workplace management software and solutions and hardware panels, and mobile workforce software solutions and products, including FotoPunch’s mobile biometric solutions and Airclock panel. The term “Territory” means the United States, the United Kingdom, Australia and New Zealand it being acknowledged by each Seller that Purchaser conducts business throughout these countries.

(iii) Notwithstanding anything contained in this Section 7.5(a)(1) to the contrary, Cora Software, Inc., an affiliate of Seller Patrick Berhbom, shall not have any restrictions on its business as currently conducted (or as conducted within the past 12 months or as intended to be conducted under its current business model) so long as such current business model does not include any sale/licensing or support directly to end user clients of any software and hardware solutions which are competitive to the software and hardware solutions sold/licensed by FotoPunch and Purchaser. Cora Software is currently a customer of FotoPunch and pays for the use of its mobile biometric punch in solutions as a licensee which is permitted.

(b) Non-Solicitation Covenants

(i) During the Restricted Period, each Seller shall not, and shall not permit any of its Affiliates to, directly or indirectly, hire or solicit any employee of Purchaser or FotoPunch, encourage any such employee to leave such employment or hire any such employee who has left such employment, except pursuant to a general solicitation which is not directed specifically to any such employees; provided, that nothing herein shall prevent a Seller or any of its Affiliates from hiring (i) any employee whose employment has been terminated by Purchaser or FotoPunch, subject to such an employee’s post-separation obligations under separate written agreements with Purchaser and/or FotoPunch or restrictive covenants under this Agreement if such employee is a Seller, or (ii) any employee whose employment has been terminated by the employee  after the longer of (A) one year from the last day of such employee’s employment, (B) the expirations of such employee’s post-separation obligations under separate written agreements with Purchaser and/or FotoPunch, or (C) the expiration of any restrictive covenants under this Agreement if such employee is a Seller.

(ii) During the Restricted Period, each Seller shall not, and shall not permit any of its Affiliates to, directly or indirectly, solicit or entice, or attempt to solicit or entice, any actual client, customer, reseller, supplier or licensor of FotoPunch or Purchaser which has provided revenues to FotoPunch or Purchaser at anytime during the Restricted Period or within the two-year prior to the Closing Date for purposes of diverting their business or services from Purchaser or FotoPunch or to terminate or modify any such relationship.

(c) Remedies.

(i) Each Seller, on the one hand, and Purchaser, on the other, hereby agree that all restrictions and covenants in this Section 7.5 are the product of an arms’ length negotiation between them specifically in connection with the sale of the Shares from Sellers to Purchaser, (ii) are reasonable and necessary to protect and preserve the legitimate business interests and goodwill of Purchaser, and upon acquisition of the Shares, FotoPunch, and constitute a material inducement to Purchaser to enter into this Agreement and consummate the transactions contemplated by this Agreement, and (iii) Purchaser’s legitimate business interests include not only the protection of the Business being acquired by Purchaser through the purchase of the Shares but also includes Purchaser’s existing lines of business for AsureForce® products (i.e., time, attendance and workforce management software and hardware solutions) and AsureSpace® products (i.e., scheduling and workplace management software and hardware solutions) for which the Assets of the Business (including the Owned Intellectual Property) are currently integrated with, developed, marketed, sold, resold, licensed, hosted, provided as a subscription service and supported by Purchaser. Each Seller agrees not to challenge the enforceability or reasonableness of the restrictions and covenants set forth in this Section 7.5 and hereby waives all defenses to the strict enforcement hereof.

(ii) Each Seller acknowledges that a breach or threatened breach of this Section 7.5 would give rise to irreparable harm, injury and damage to Purchaser and FotoPunch, for which monetary damages would not be an adequate remedy, and each Seller hereby agrees that in the event of a breach or a threatened breach by Seller of any obligation under Section 7.5, Purchaser and/or FotoPunch shall be entitled to seek an immediate injunction and restraining order, specific performance or other equitable relief to prevent such violation, threatened violation or continuing violation, without having to prove damages or post a bond or other security, in addition to any and all other rights and remedies that may be available to it in respect of such breach, or threatened breach, or continuing violation, and any such violation or threatened violation may be enjoined through proper action filed in a court of competent jurisdiction. Each Seller acknowledges and expressly consents to the governing law and exclusive jurisdiction provisions set forth in Section 8.3 of this Agreement with respect to this Section 7.5.

(iii) In the event that any covenant contained in this Section 7.5 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable Law. The covenants contained in this Section 7.5 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

(iv) If any Seller violates the restrictions contained in Section 7.5(a) of this Agreement, and if any court action is instituted by Purchaser to prevent or enjoin such violation, then the period of time during which such Seller’s business activities will be restricted as provided in this Agreement will be lengthened by a period of time equal to the period between the date upon which such Seller is found to have first violated the restrictions, and the date on which the decree of the court disposing of the issues upon the merits will become final and not subject to further appeal.

(v) Each provision of Section 7.5 of this Agreement will be independent of any and all other provisions of this Agreement, or any other document or other agreement entered into between the parties.  The real or perceived existence of any claim or cause of action of any Seller against Purchaser or FotoPunch, whether predicated on this Agreement or some other basis, will not relieve such Seller of its obligations under Section 7.5 of this Agreement and will not constitute a defense to the enforcement by Purchaser or FotoPunch of the restrictions and covenants contained in this Section 7.5.

7.6. General Release by Sellers.  Each Seller (and, if applicable, such Seller in his or its capacity as an officer, director or employee of FotoPunch) on behalf of himself/itself and his/its Affiliates, hereby fully and forever releases and discharges FotoPunch, it successors and assigns hereafter including Purchaser, from any and all rights, claims, promises, judgments, suits, demands, judgments or actions, known or unknown, of any kind whatsoever (including any right any Seller has to indemnification from FotoPunch), which such Seller and Seller’s Affiliates (and, if applicable, such Seller in his or its capacity as an officer, director or employee of FotoPunch) ever had, now has, or may ever have in the future against FotoPunch and its directors, officers, agents and employees, successors and assigns including Purchaser arising out of or relating to any act, matter, dispute, event or thing which may have occurred or arisen prior to or on the Closing Date including but not limited to the operations of the Business, the ownership of the Shares or the Assets, including the Intellectual Property Assets, specifically excepting any rights, claims and actions arising under this Agreement or any agreement delivered by Purchaser at Closing.

7.7. Patrick Berhbom agrees to pay on the Closing Date (a) $30,561.90 to River Park UT LLC, and (b) $39,295 to Durham Jones & Pinegar in satisfaction of FotoPunch obligations Patrick Berhbom has assumed and hereby reaffirms such assumption.

SECTION 8.  – MISCELLANEOUS

8.1. Entire Agreement. This Agreement, together with the Exhibits, Schedules, documents and instruments delivered pursuant to and specified in this Agreement, sets forth the entire agreement and understanding between the parties as to the subject matter hereof, and merges and supersedes all prior discussions, agreements and understandings of every and any nature between them, and no party shall be bound by any condition, definition, warranty or representation, other than as expressly set forth or provided for in this Agreement, or as may be, on or subsequent to the date hereof, set forth in writing and signed by the party to be bound thereby.  This Agreement may not be changed or modified, except by agreement in writing, signed by all of the parties hereto.

8.2. Successors and Assigns. No assignment of this Agreement by any Seller shall be permissible without the written consent of Purchaser, and this Agreement and all representations, warranties, covenants and agreements contained herein shall be binding upon and inure to the benefit of the parties hereto and their authorized assigns and their respective successors, heirs and administrators.

8.3. Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware, except that the covenants contained in Section 7.5 shall be governed by the internal laws of the State of Utah without giving effect to any conflict of law provisions or rules and regardless if a Seller resides outside of Utah now or hereafter.  ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, OR ANY OTHER AGREEMENT DOCUMENT REQUIRED HEREUNDER MUST BE INSTITUTED IN THE STATE OR FEDERAL COURTS IN EACH CASE LOCATED IN THE CITY OF BOSTON, MASSACHUSETTS AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. Each of the parties hereto (i) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (ii) agrees that it shall not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than courts set forth above.

8.4. Notices.  All notices, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given: (a) when delivered by hand (with written confirmation of receipt); (b) when received if sent by a nationally recognized overnight delivery service (receipt requested); and (c) on the third day after the date mailed, if sent by certified or registered mail, return receipt requested.  In each case notice shall be sent to the following address or to such other place and with such other copies as any party may designate as to itself by notice to the others:

(a)           If to Purchaser:                                     Asure Software, Inc.
110 Wild Basin Road, Suite 100
Austin, Texas  78746
Attention:  CFO

With a copy to:                                    Messerli & Kramer P.A.
100 South Fifth Street
1400 Fifth Street Towers
Minneapolis, MN  55402
Attention:  David Weigman, Esq.

(b)           If to Sellers:                                         to the addresses set forth on the signature page

With a copy to:                                    Bennett Tueller Johnson & Deere, LLC
3165 East Millrock Drive, Suite 500
Salt Lake City, Utah  84121-4704
Attention:  Jerry A. Fors, Esq.

8.5. Expenses. Except as otherwise expressly provided herein, each party hereto shall pay its own costs and expenses (including, but not limited to, fees and expenses of counsel) incurred in connection with the negotiation, preparation, execution and consummation of this Agreement and the transactions contemplated hereby, whether or not such transactions are consummated or abandoned for any reason, without reimbursement from or by any other party hereto.

8.6. Announcements and Communications. FotoPunch and Purchaser agree not to make any public announcement in respect to this Agreement and the transactions contemplated hereby or furnish any information to the public or any third party concerning the financial or non-financial aspects of the transactions contemplated by this Agreement prior to or after Closing, unless such announcement or furnishing of information is agreed upon by all parties hereto or is necessitated by Securities and Exchange Commission rules and regulations, stock exchange rules, federal securities laws or other applicable laws, as reasonably determined by counsel for the Purchaser and after consultation with FotoPunch.  Nothing contained herein shall prohibit or restrict communication by Purchaser to customers of the Business.

8.7. Further Assurances. The parties shall cooperate reasonably with each other and with their respective representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall (a) furnish upon request to each other such further information; (b) execute and deliver to each other such other documents; and (c) do such other acts and things all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the transactions contemplated herein.

8.8. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to Purchaser or FotoPunch, upon any breach or default of FotoPunch or of Purchaser, respectively, under this Agreement, shall impair any such right, power or remedy of such person nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All waivers shall be in writing to be enforceable.

8.9. Severability Unless otherwise provided herein, if any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and the unenforceable provision shall be deemed modified to the limited extent required to permit its enforcement in a manner most closely approximating the intention of the parties as expressed herein.

8.10. Cumulative Remedies. except as otherwise specifically provided in this Agreement, all rights and remedies of any party hereto are cumulative of each other and of every other right or remedy such party may otherwise have at law or in equity, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.

8.11. Captions. The captions contained in this Agreement in no way define, limit or extend any provision of this Agreement.

8.12. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

8.13. Construction. This Agreement is to be deemed to have been prepared jointly by the parties hereto after arms-length negotiations, and any uncertainty or ambiguity existing herein shall not be interpreted against any party, but according to the application of the rules of interpretation of contracts.

8.14. Third Party Beneficiaries. Except as expressly provided in this Agreement, each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any person other than parties hereto and their respective successors and permitted assigns.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

PURCHASER:
ASURE SOFTWARE, INC., a Delaware company

By:
Name: Steven Rodriguez
Title: Chief Operating Officer

FOTOPUNCH:
FOTOPUNCH, INC., a Delaware company

By:
Name: Thomas Loveland
Title: President & CEO

SELLERS:

Thomas Loveland
1086 S 2750E
Springville, UT 84663

David Loveland
950 S Settlement Dr
Woodland Hills, UT 84653

Patrick Behrbom
125 Glacier Lily Drive
Alpine, UT 84004

RIALTO INVESTMENT GROUP, LLC,
a Utah limited liability company

By:
Name: Patrick Behrbom, Chief Manager
125 Glacier Lily Drive
Alpine, UT 84004

[Signature page to Stock Purchase Agreement]